UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Commission File Number: 000-24993

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
☐ Form N-SAR	☐ Form N-CSR

For Period Ended: April 3, 2005
☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: __________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Lakes Entertainment Inc.

Full Name of Registrant

Former Name if Applicable

130 Cheshire Lane, Minnetonka, MN 55305

Address of Principal Executive Office (Street and Number)

Minnetonka, MN 55305

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

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	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. Not applicable

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

The delay in filing the registrant’s Form 10-Q for the quarter ended April 3, 2005 is in response to comments Lakes has received from the SEC staff on Lakes’ Form 10-K for the year ended December 28, 2003. The comments, which relate to a review of Lakes’ financial statements, would affect Lakes’ current Form 10-Q filing and the filing of the Form 10-K for the year ended January 2, 2005, which is also delayed. The delay enables Lakes to continue its discussions with the SEC staff about its comments before filing the Form 10-Q. The SEC staff has questioned Lakes’ accounting for development costs and advances related to Indian casinos. Lakes records costs and advances to Indian tribes for the development of casinos as assets on its balance sheet. Lakes continues its discussions with the SEC staff regarding its comments; however, the comments have not yet been resolved.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Martin R. Rosenbaum, Esq.	(612)	672-8326

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☐   Yes ☒   No

Form 10-K for the year ended January 2, 2005

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒   Yes ☐   No

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If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Lakes’ results of operations for the first quarter of fiscal 2005 cannot currently be estimated, as the reported results may be affected by the resolution of the comments of the SEC staff, as described above.

Lakes Entertainment, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 13, 2005	By	/s/ Timothy J. Cope

Timothy J. Cope President, Chief Financial Officer, Treasurer and Secretary

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